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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of June 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F       x                Form 40-F __________
                       ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
              Yes _______    No     x
                                 --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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This report on Form 6-K contains the following:

1. Translation of the Report on the Matter Reported and Resolutions Adopted at the 134th Ordinary General Meeting of Shareholders.

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         Hitachi, Ltd.
                                                  ------------------------------
                                                                    (Registrant)

          Date   August 18, 2003      By  /s/ Takashi Hatchoji
                 ---------------          --------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

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(Translation)
                                  Hitachi, Ltd.
                           6, Kanda-Surugadai 4-chome
                                Chiyoda-ku, Tokyo

June 25, 2003

To Shareholders

              Report on the Matter Reported and Resolutions Adopted at the 134th Ordinary General Meeting of Shareholders

Dear Sir/Madam:

We take pleasure in informing you that the following items were reported and resolved, respectively, at our 134th Ordinary General Meeting of Shareholders held today.

      Reporting Matter

           Report on the Business Report and the Statement of Income for the 134th Business Term (from April 1, 2002 to March 31, 2003) and the Balance Sheet as of March 31, 2003

           The above financial statements were reported.

      Matters to be resolved

           Item No. 1   Approval of the Plan for Appropriation of Retained
                        Earnings for the 134th Business Term (from April 1, 2002
                        to March 31, 2003)

                        The plan was approved as proposed, and it was decided to pay a dividend of 3.0 yen per share.

           Item No. 2   Authorization of the acquisition of its own shares

                        It was approved as proposed that in order to enable management to implement its capital policy with agility, the Company may acquire shares of common stock of the Company, not exceeding 300,000,000 shares, for the aggregate acquisition prices not exceeding JPY150,000 million during the period from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

           Item No. 3   Amendment to the Articles of Incorporation

                        It was approved as proposed to amend provisions of the Articles of Incorporation as follows:

                          The provision to apply statutory provisions concerning a company which adopts the Committee System was instituted in the Articles of Incorporation. In accordance with such adoption of the Committee System, only the Chairman of the Board shall be a Director with specific title and the title of President was redefined as a title attached to an Executive Officer. The number of Directors was reduced from not more than 40 to not more than 20. The provisions concerning Corporate Auditors and Board of Corporate Auditors that became inapplicable were deleted, while the provisions concerning the committees and Executive Officers were instituted. In addition to the existing provisions concerning Directors and Corporate Auditors, the provisions to exempt Executive Officers, by the resolution of the Board of Directors, from liabilities to the Company to the extent as provided for in laws or regulations were rearranged. The provision was amended to introduce a system of further purchase of less-than-one-unit shares. The provision was amended for the flexibility in fixing the place of the General Meeting of Shareholders.

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           Item No. 4   Election of 13 Directors due to expiration of the term
                        of office of all Directors

                        These following persons were appointed as proposed and assumed their offices forthwith.

                        Tsutomu Kanai
                        Etsuhiko Shoyama
                        Yoshiki Yagi
                        Yoshiro Kuwata
                        Shigemichi Matsuka
                        Kotaro Muneoka
                        Ginko Sato
                        Hiromichi Seya
                        Akira Chihaya
                        Toshiro Nishimura
                        Hiroshi Kuwahara
                        Takashi Kawamura
                        Masayoshi Hanabusa

                        Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura are outside directors who fulfill the qualification requirements as provided for in Article 188.2.7-2 of the Commercial Code of Japan.

           Item No. 5   Issuance of stock acquisition rights for the purpose of
                        granting stock options

                        It was approved as proposed to issue the stock acquisition rights, not exceeding the total of 1,500,000 shares to be issued, without any consideration for the purpose of granting stock options to Directors, Executive Officers and employees of the Company.

           Item No. 6   Grant of retirement allowances to the retiring Directors
                        and Corporate Auditors

                        It was approved as proposed to grant retirement allowances to the retiring Directors, Messrs. Yuushi Samuro, Kazuo Kumagai, Katsukuni Hisano, Kazuo Sato, Takao Matsui, Masaaki Hayashi, Isao Ono and Masaharu Sumikawa, and the retiring Corporate Auditors, Messrs. Shigemichi Matsuka, Tadashi Ishibashi, Kotaro Muneoka, Makoto Murata and Michio Mizoguchi, appropriately in accordance with the office regulations and the customs of the Company. The determination of the actual amount, time and method of payment was entrusted to the Compensation Committee.

                                           Very truly yours,

                                           Etsuhiko Shoyama
                                           President and Chief Executive Officer

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                                     NOTICE

After the close of the General Meeting of Shareholders, the Company shifted to a company which adopts the Committee System. At the meeting of the Board of Directors, Chairman of the Board was selected and the members of the Nominating Committee, the Audit Committee and the Compensation Committee were appointed as follows. As regards Executive Officers, the following persons were appointed and assumed their offices forthwith. We hope we will continue to receive your support.

Board of Directors

   Chairman of the Board             Tsutomu Kanai
   Director                         *Etsuhiko Shoyama
                                    *Yoshiki Yagi
                                    *Yoshiro Kuwata
                                     Shigemichi Matsuka
                                     Kotaro Muneoka
                                     Ginko Sato
                                     Hiromichi Seya
                                     Akira Chihaya
                                     Toshiro Nishimura
                                     Hiroshi Kuwahara
                                     Takashi Kawamura
                                     Masayoshi Hanabusa
The Directors marked with * are Executive Officers. Members of each committee are as follows.
      Nominating Committee:     Tsutomu Kanai (Chairman), Etsuhiko Shoyama,
                                Ginko Sato, Hiromichi Seya, Toshiro Nishimura
      Audit Committee:          Shigemichi Matsuka (Chairman), Kotaro Muneoka,
                                Ginko Sato, Hiromichi Seya, Toshiro Nishimura
      Compensation Committee:   Tsutomu Kanai (Chairman), Etsuhiko Shoyama,
                                Hiromichi Seya, Akira Chihaya, Toshiro Nishimura

Executive Officers
  Representative Executive Officer                    Etsuhiko Shoyama
  President and Chief Executive Officer
  Representative Executive Officer                    Yoshiki Yagi           In charge of finance and corporate auditing.
  Executive Vice President and Executive Officer
  Representative Executive Officer                    Yoshiro Kuwata         In charge of business development and global
  Executive Vice President and Executive Officer                             business.
  Representative Executive Officer                    Kazuo Kumagai          In charge of legal matters, corporate
  Executive Vice President and Executive Officer                             communications and sales operations.
  Representative Executive Officer                    Katsukuni Hisano       In charge of automotive systems business.
  Executive Vice President and Executive Officer
  Senior Vice President and Executive Officer         Takao Matsui           In charge of corporate marketing and sales
                                                                             operations.
  Senior Vice President and Executive Officer         Isao Ono               In charge of information & telecommunication
                                                                             systems business.
  Senior Vice President and Executive Officer         Masaharu Sumikawa      In charge of power & industrial systems
                                                                             business and production engineering.
  Senior Vice President and Executive Officer         Michiharu Nakamura     In charge of research & development and new
                                                                             businesses.
  Senior Vice President and Executive Officer         Hiromi Kuwahara        In charge of corporate strategy and human
                                                                             resources.
  Vice President and Executive Officer                Minoru Tsukada         In charge of sales operations (Kansai area).
  Vice President and Executive Officer                Yoshito Tsunoda        In charge of urban planning and development
                                                                             systems business.

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
  Vice President and Executive Officer    Hiroaki Nakanishi      In charge of global business.
  Vice President and Executive Officer    Tadahiko Ishigaki      In charge of corporate marketing.
  Vice President and Executive Officer    Shozo Saito            In charge of power systems business.
  Vice President and Executive Officer    Manabu Shinomoto       In charge of platform and network systems business.
  Vice President and Executive Officer    Takuya Tajima          In charge of social and industrial infrastructure systems business.
  Vice President and Executive Officer    Takashi Hatchoji       In charge of legal matters, corporate communications and corporate auditing.
  Vice President and Executive Officer    Kazuo Furukawa         In charge of information & telecommunication systems business.
  Executive Officer                       Makoto Ebata           In charge of group management.
  Executive Officer                       Yasuo Sakuta           In charge of intellectual property.
  Executive Officer                       Takao Suzuki           In charge of sales operations (Chugoku area).
  Executive Officer                       Koichiro Nishikawa     In charge of business development.
  Executive Officer                       Tsugio Momose          In charge of digital media business.
  Executive Officer                       Kazuhiro Mori          In charge of sales operations (Chubu area).
  Executive Officer                       Iwao Hara              In charge of human resources.
  Executive Officer                       Takashi Miyoshi        In charge of finance.
  Executive Officer                       Taiji Hasegawa         In charge of automotive systems business.
  Executive Officer                       Masahiro Hayashi       In charge of system solutions business.